Mail Stop 4561

February 22, 2007

Charles B. Lebovitz
2030 Hamilton Place Blvd, Suite 500
Chattanooga, TN 37421

      Re: **CBL & Associates Properties, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2005
             Filed March 15, 2006
             Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
             File No. 001-12494

Dear Mr. Lebovitz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3438 if you have questions.

                          Sincerely,

                          Robert Telewicz
                          Senior Staff Accountant